West and Canada Review Sean Gadd – Vice President Western USA and Canada Investor/Analyst Tour – 10 & 11 September 2012 1 Exhibit 99.5

AGENDA
• Western USA and Canada macro environment
• Western USA and Canada housing starts and market standards
• West strategic growth strategy
• Current comparative market share
• Pacific Northwest opportunities
• Pacific Northwest game plans
• Questions

• Housing permits this year are up slightly
• Housing starts are showing signs of slow organic growth
• Multi-family starts continue to increase with increased demand for rental properties
• Labor and input costs increasing as supply tightens
• Builders beginning to put money back into their homes as they look to differentiate and grow as the market returns
• Repair and remodel will continue to be strong as homeowners put money into their homes

WEST AND CANADA MACRO ENVIRONMENT

James Hardie

Annual Starts - West
600,000
500,000
400,000
300,000
200,000
100,000
0
530,331
423,566
315,417
186,888
146,979
162,637
148,322
165,601
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13 Fcst
SF Starts

Annual Starts - West
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
155,603
158,920
154,566
130,971
77,418
97,358
102,008
107,480
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13 Fcst
MF-Low Starts

WESTERN US AND CANADA STARTS DATA
US Starts Source: Dodge, McGraw-Hill Construction Residential Dwelling Units Report, 2012 Q3 Release

• Housing starts are showing signs of slow organic growth
• Multi-family increasing at a faster rate than single-family new construction

James Hardie

High fiber cement share
Primarily vinyl market
Primarily wood market
Primarily hardboard market
Wood and Stucco markets
Hudson Bay
ALASKA
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MAN.
C A N A D A
O N T A R I O
Q U É B E
WASHINGTON
OREGON
IDAHO
MONTANA
WYO.
UTAH
COLO.
NEVADA
CALIFORNIA
ARIZONA
N. MEX.
N. DAK.
S. DAK.
NEBR.
KANS.
OKLA.
TEXAS
MINNESOTA
IOWA
MO.
ARK.
WIS.
ILL.
MICHIGAN
IND.
OHIO
KY.
TENN.
MISS.
ALA.
GA.
S.C.
N. C.
VA.
P A.
N.Y.
U N I T E D S T A T E S
Pacific Ocean
Atlanti
Los Angeles
San Diego
Phoenix
Dallas
Chicago
Toronto
Ottawa
Montreal
Philadelphia
New York
Washington, D.C.
Lake Huron

WESTERN US AND CANADA REGIONS 5

WEST STRATEGIC GROWTH STRATEGY

• Grow and defend our overall market position in all market
segments with our channel partners
• Offer differentiated products with superior value to that of our competitors
Strategy:
Strategic Stretch Goal:
• Grow fiber cement to high share position
• Maintain market share for James Hardie by best meeting the needs of the market

James Hardie

Potential Size of Fiber Cement Market

CURRENT STATE – MARKET SHARE
British Columbia
Colorado
Northern California
Alberta
Saskatchewan
Manitoba
Oregon
Washington
Ontario
Quebec
Southern California
Idaho, Montana,
Wyoming, Nevada,
Phoenix, New Mexico
High
High Low

Market
Share

STRATEGY FOR HIGH MARKET SHARE MARKETS
• Washington & Oregon are in-line with both our category share and market share targets
- Still room to grow
- Need to defend our category share
• Move the market from a basic primed plank to a differentiated full wrap solution.

HardieTrim
JamesHardie
Cemplank
HardieTrim
JamesHardie
Cemplank
HardieTrim
artisan
JamesHardie
JamesHardie
Cemplank

PRODUCT SHIFT TO DEFEND & GROW
• James Hardie
®
siding and trim for second move-up and semi-custom homes in single-family segment
• Artisan
®
with Artisan
®
Trim for the top of the single-family segment and repair and remodel segment
• James Hardie
®
siding and trim with ColorPlus
®
technology in the repair and remodel segment

FY 08 FY 12 End State

PACIFIC NORTHWEST OPPORTUNITIES
• Provide the market with the desired wood look without the maintenance through a full wrap solution
• Increase the paint cycle of the home, ensure the home looks better longer through our ColorPlus
®
technology
• Increase the value to the builder and homeowner
• Market needs to be educated as it takes time to bear out
• Reference product is HardiePlank
®
, wood trim with open eaves

REFERENCE PRODUCT HardiePlank® with wood trim and open eaves HardiePlank® with HardieTrim® 11

PACIFIC NORTHWEST CHANNEL GAME PLAN
• Restricted 2-step distribution
• Support and work with our channel partners to enable product and segment growth
• Both Washington and Oregon are highly fragmented, making
distribution involvement and alignment critical
• Job packs to the piece to enable smaller dealers to participate competitively and profitably
• High service model to support low inventory in market

PACIFIC NORTWEST DEALERS
• Dealer segmentation to best align our goals with their business models
• Educate the dealer on how to purchase and profitably promote
James Hardie
®
fiber cement siding with ColorPlus
®
technology
• Educate and convert contractor and builder to a full wrap solution with our channel partners
• Provide the dealer partners with tools to educate the market

PACIFIC NORTHWEST SINGLE FAMILY GAME PLAN
• Need to educate builders around the significant value that we bring to their customers, enabling them to sell their homes for more money or sell their homes faster
• Education is important
- There is a price premium versus the market standard and
- It requires some changes to sequencing of their job site
• Thus we follow a market development approach
- Segmentation
- Model home marketing and leveraging

James Hardie

Early Stage (MD) | Late Stage (Sales)

Differentiated Products	James Hardie Primed	Fiber Cement
ColorPlus Technology  Panel Solutions artisan	James Hardie Siding Products Engineered for Climate™ 	PREVAIL MULTIFAMILY SIDING PRODUCTS
Grow Share of Cladding		Protect Fiber Cement Share

10

PACIFIC NORTHWEST MULTI FAMILY GAME PLAN
• Life cycle costs, particularly for long term owners
• Protection for the owner
• ColorPlus ® is generally the lowest installed cost
• Long-term aesthetics and design flexibility

c

• Repair and remodel follows the new construction market standard
• We educate the homeowner through the contractor
• Partnering with contractors by providing business building tools to help them  grow their business with us
• Working with contractors in specific neighborhoods to shift the market standard to James Hardie
®
siding with ColorPlus
®
technology full
wrap

PACIFIC NORTHWEST REPAIR & REMODEL GAME PLAN

SUMMARY
• Markets experiencing organic growth
• Grow and defend our overall market position in all market segments with our channel partners
• Offering differentiated products with superior value to that of our competitors
• Achieve this with the help of our channel partners, both 2 step distribution and our dealers, and
• Having clear game plans for all market segments

Questions 18